October 20, 2006

Mail Stop 4561

William Swain
Secretary and Chief Financial Officer
GraphOn Corp.
5400 Soquel Avenue, Suite A2
Santa Cruz, CA 95062

RE: **GraphOn Corporation**
         Post-effective Amendment to a Registration Statement
         Filed September 26, 2006
         File number 333-124791

         Form 10-KSB for the year ended December 31, 2005
         Filed April 17, 2006
         File number 0-21683

Dear Mr. Swain:

We have limited our review of your filings to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please reply to our comments regarding your Form 10-KSB by Monday, October 30, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment
Facing Page

1. In future filings, please revise the facing page of your post-effective amendment
   to properly reflect the nature of form used in the original registration statement
   and the form currently being used. For instance, the description on the facing
   page of this post-effective amendment should have read, "Post-effective
   Amendment No. 1 to Form S-1 on Form SB-2."

Form 10-KSB
General

2. We understand that GraphOn has filed periodic reports and registration statements
   under the Regulation S-K system since its initial public offering in 1996. At some
   point in late 2005/early 2006, it appears that GraphOn determined that it could
   enter the Regulation S-B system; it then filed a Form 10-KSB for fiscal year 2005
   even though all prior periodic reports for 2005 were under the Regulation S-K
   system.   Please advise when and why you made the determination to file your
   fiscal year 2005 report under Regulation S-B rather than Regulation S-K. This
   determination does not comport with Item 10(a)(2)(v) of Regulation S-B which
   states that, "[t]he determination made for a reporting company at the end of a
   fiscal year governs all reports relating to the fiscal year. An issuer may not change
   from one category to another with respect to its reports under the Exchange Act
   for a single fiscal year." As such, we believe that your Form 10-KSB for fiscal
   year 2005 should be amended to provide S-K level disclosure. Further, please
   advise how your failure to file in the appropriate reporting scheme impacts your
   controls and procedures conclusions.

Item 8A. Controls and Procedures, page 40

3. Please note that you must use the entire definition of disclosure controls and
   procedures exactly as it is stated in Rule 13a-15(e) under the Securities Exchange
   Act of 1934 or, alternatively, you may simply refer to the definition it that Rule.

                    ****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please confirm that you are aware of your respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Pursuant to delegated authority, we will grant acceleration of the effective date upon receipt of this confirmation.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Ira I. Roxland
       Sonnenschein Nath & Rosenthal LLP
       1221 Avenue of the Americas
       New York, NY 10020
       Facsimile no. (212) 768-6800